Filed by: TriCo Bancshares
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TriCo Bancshares

(Commission File No.: 000-10661)

This filing relates to the proposed transaction between TriCo Bancshares, a California corporation (“TriCo”), and First Hawaiian, Inc., a Delaware corporation (“FHI”), pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc., a California corporation and wholly-owned subsidiary of FHI.

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The following is a transcript of a video distributed to TriCo employees on July 13, 2026.

Today we’re announcing that Tri Counties Bank has entered into an agreement to merge with First Hawaiian Bank, a community institution that shares our commitment to relationship banking, customer service and community involvement.

While we’ll be building a single organization, we’ll have two trusted brands—First Hawaiian Bank in Hawaii and Tri Counties Bank in California—each continuing to serve customers in their respective markets.

I’d like to talk to you today, however, about the story behind this announcement.

When I think about Tri Counties Bank, I think about people first. I think about the people who we talk to every day: business owners with dreams, new families looking for homes, nonprofits trying to serve communities while stretching every dollar. I think about employees who have chosen to spend their careers helping neighbors succeed.

Today, two highly respected institutions—First Hawaiian Bank and Tri Counties Bank—are announcing an agreement to come together not simply to become larger, but to become stronger, more capable, and better prepared to serve the people and communities who count on us.

This merger is a story about strength, but it’s also a story about continuity—about preserving relationships, local presence, and the caring culture that defines us, while adding the scale and capabilities needed to compete long-term in a changing financial world.

First Hawaiian Bank, founded in 1858 and Hawaii’s largest bank, brings its extraordinary legacy of relationship banking, along with service, discipline, and community commitment. And for more than five decades, Tri Counties Bank has grown from a small, local idea into California’s Local Bank because relationship banking works. Together, we will build a premier regional banking franchise spanning the Pacific from California to Hawaii and beyond.

This merger will create a $34 billion asset bank with meaningful presence in key growth markets. It strengthens our ability to compete, not only with traditional banks, but also with emerging non-bank financial firms. For me, the importance of scale is not about size, it’s about capability —saying yes to more customers, investing more in people, and remaining strong through economic cycles.

What gives me confidence in this transaction is that it’s a combination of complementary strengths: First Hawaiian Bank brings balance sheet strength and new capabilities, while Tri Counties Bank brings our deep California market presence and client relationships.

For employees, I know change leads to questions. That is natural. As CEO, I also know that no bank is better than the people who serve customers every day. Our employees are the reason Tri Counties Bank has earned trust across California, and that will not change. After closing, we will continue to be branded as Tri Counties Bank, a division of First Hawaiian Bank, in California and there are no plans to close branches or loan offices. Customers will continue working with the bankers they know and trust.

The focus will be on long-term growth and opportunity. While this partnership will inevitably create opportunities for operating efficiencies, the truth is that Tri Counties Bank has been becoming more efficient all along. That is a part of our culture, too. Today we have fewer employees and higher revenue than just a few years ago. That’s a testament to collaboration, teamwork and dedication from every employee, and that work will continue.

The point of this partnership is to create an organization capable of expanding, investing, and succeeding. Through this merger, employees should benefit from new capabilities that translate into stronger client relationships, an even greater ability to win business and expanded career opportunities in a larger, growing organization.

You’ve probably heard me say that cultural fit is a key success factor in any business combination. I’m delighted to note that First Hawaiian Bank and Tri Counties Bank share similar internal cultures: we’re both relationship-driven, community-focused, and people-first. A word that describes both institutions is simple: “caring.”

Culture matters because customers, employees and communities can all feel it. The common thread between these two organizations is caring, and that gives me confidence that we can move forward to honor people as much as performance.

For our customers, the promise is straightforward: the relationships you value remain in place, and the capabilities behind those relationships become stronger.

Behind the scenes, customers will gain access to more products, more capacity, and enhanced services. Over time, customers will see expanding lending capabilities; enhanced treasury management products, including international payment solutions; new mortgage and home equity offerings; additional credit card options for both individuals and businesses; and broader wealth management, private banking, and Trust offerings.

Customers will have a banking partner that can support them as they grow—everyone from individuals just starting out to major corporations. We’ll be the kind of banking partner we’ve always strived to be: familiar enough to know our customers personally and with a balance sheet that can support their ambitions.

Community banking is not a slogan to us. Helping communities grow and prosper is the reason we exist. Both banks have long histories of community reinvestment, local engagement, and volunteerism. We share a common desire to help communities during natural disasters and rebuilding efforts. Together, our banks can do even more—not by walking away from local banking, but by giving local bankers even more capabilities. Through this merger, our local banking model will remain intact, local teams will continue to serve local communities, and customer experience will continue to be driven by human relationships. We’re becoming more capable while staying local.

Every strong, long-lasting institution has chapters. Some chapters are about beginnings. Some are about perseverance. Some are about growth. This merger will be a new and defining chapter, where we seize the opportunity to take the best of two organizations and build something durable for the future. We’ll have scale to compete, strength to invest, a culture where all can thrive, and a continued commitment to community prosperity.

Together, First Hawaiian Bank and Tri Counties Bank will create something greater than either could achieve alone: a stronger, more capable, and more forward-looking bank—truly built to improve the financial success and well-being of shareholders, customers, communities and employees for generations to come.

Over the coming months, planning will begin in earnest for a successful integration while we all continue to deliver for our customers and communities. There will be a lot of communication throughout the process, from leaders, managers, and various integration teams, and there will be regular updates as plans develop and decisions are made.

Thank you for your trust, your dedication, and your belief in what community banking can be. I am proud of where we have been, grateful to the people who brought us here, and confident in the next chapter we are writing together.

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Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.